# Heineken Holding N.V.

09046856

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

date 26 August 2009

SUPPL

RECEIVED
2009 AUG 28 P 12:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Re: File No. 82-5149**

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press-information dated 26 August 2009
- Interim-dividend announcement dated 26 August 2009

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Encls.

dw 8/31

File No. 82-5149

# Heineken Holding N.V.



Heineken Holding N.V.
registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice that an interim dividend of €0.25 per ordinary share of €1.60 nominal value has been declared for the 2009 financial year.

The interim dividend, less 15% dividend withholding tax, will be made payable as of 2 September 2009 at ABN AMRO Bank N.V., acting under the name RBS, Amsterdam.
The company's ordinary shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam as of 27 August 2009. The record date is 31 August 2009 after closing of the stock exchange.

Amsterdam, 26 August 2009

# Heineken Holding N.V.

**Press release**

**Heineken Holding N.V. announces 2009 half-year organic net profit (beia) growth of 12%**

EUR531 million improvement in Free Operating Cash Flow

Amsterdam, 26 August 2009 - Heineken Holding N.V. today announced:

- The net result of Heineken Holding N.V.'s participating interest in Heineken N.V. for the first half of 2009 turned out at EUR245 million;
- Strong organic net profit (beia) growth of 12%, despite lower volumes, driven by robust pricing and cost reductions. Net profit (beia) amounted to EUR483 million, diluted by financing costs related to acquisitions;
- Net profit of Heineken N.V. 20% higher at EUR489 million due to organic growth and an exceptional gain on the purchase of Globe notes and bank debt;
- Organic EBIT (beia) growth of 13% to EUR993 million;
- UK performance encouraging driven by market share gains, sound pricing and cost reductions;
- EUR50 million of cost savings from Heineken's Total Cost Management programme, equates to annualised savings of EUR120 million;
- Free Operating Cash Flow of EUR383 million, EUR531 million more than prior year; net debt/EBITDA (beia) ratio improved to 3.1x (year-end 2008: 3.3x);
- Heineken® volume in the international premium segment outperformed overall portfolio;
- Heineken expects organic net profit (beia) growth for the full year of 2009 to be at least high single-digit;
- Interim dividend of EUR 0.25 per ordinary share.

| **Key figures** | **2009 HY** | **2008 HY** | **Change** | **Organic growth** |
|---|---|---|---|---|
| | *(mhl)* | *(mhl)* | | |
| Group beer volume | 78.0 | 76.0 | 2.7% | -5.6% |
| Consolidated beer volume | 60.8 | 58.6 | 3.8% | -6.6% |
| Heineken® premium volume | 12.3 | 12.9 | | -4.7% |
| | *(EUR m)* | *(EUR m)* | | |
| Revenue | 7,147 | 6,411 | 11% | -0.4% |
| EBIT | 925 | 772 | 20% | |
| EBIT (beia) | 993 | 925 | 7.4% | 13% |
| Net Profit (beia) | 483 | 540 | -10% | 12% |
| Net Profit Heineken Holding N.V. | 245 | 204 | 20% | |
| Free Operating Cash Flow | 383 | (148) | | |
| | *(EUR)* | *(EUR)* | | |
| Basic EPS | 1.00 | 0.83 | 20% | |
| Diluted EPS | 1.00 | 0.83 | 20% | |

Heineken Holding N.V. engages in no activities other than its participating interest in Heineken N.V. and the management and supervision of and provision of services to that company.

**2009 full-year outlook**
Heineken remains cautious on the development of global beer consumption and expects year-on-year volume declines in many markets in the second half of 2009 as a result of rising unemployment and lower disposable incomes. However, Heineken expects the rate of decline to ease towards the end of 2009 due to less demanding comparisons.

The Africa and Middle East region is expected to continue to perform well albeit at a lower growth rate than in the first half of the year.

Heineken will continue its focus on brand building, cash flow generation, debt reduction, cost reduction, and improving the performance of newly acquired companies. Heineken will maintain the price position of its key brands. All main brands will be supported by the appropriate level of marketing investments.

Better pricing will continue to have a positive effect, although the impact will be less than in the first half of 2009. In markets with high inflation or margin deterioration, Heineken will aim to maintain its pricing position in the second half of the year.

For the second half, Heineken expects the negative currency impact on results, especially of the US dollar, Nigerian naira and Polish zloty, to be larger.

The Total Cost Management programme will continue to deliver cost savings in the second half of the year, which will help to drive margins.

As a result of the above, Heineken expects organic net profit (beia) growth for the full year of 2009 to be at least high single-digit.

Heineken is fully committed to debt reduction and is targeting a Net debt/EBITDA (beia) ratio of 2.5. Heineken is vigorously pursuing further initiatives to improve the cash conversion ratio to more than 100% in the period 2009-2011.

For 2009 capital expenditures related to property, plant and equipment, including the investments in newly acquired businesses, remain forecast at EUR700 million.

**Interim dividend**
According to the articles of association of Heineken Holding N.V. both Heineken Holding N.V. and Heineken N.V. pay an identical dividend per share.
The Heineken N.V. dividend policy aims at a dividend payout ratio of 30%-35% of Net Profit (beia) and fixes interim dividends at 40% of the total dividend of the previous year. Accordingly, an interim dividend of EUR 0.25 per ordinary share of EUR1.60 nominal value (Half-year 2008: EUR 0.28) will be paid on 2 September 2009. The ex-dividend date for Heineken Holding N.V. ordinary shares is 27 August 2009.

Attachment: Half-year report

# Heineken Holding N.V.

## Press release

| **Heineken Holding N.V. agenda** | |
|---|---|
| Interim Management Statement for Q3 2009 | 28 October 2009 |
| Capital Markets Day Heineken | 6 November 2009 |
| Financial results for the full year 2009 | 23 February 2010 |
| Interim Management Statement for Q1 2010 | 21 April 2010 |
| Annual General Meeting of Shareholders (AGM) | 22 April 2010 |

**Press enquiries**
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

**Investor and analyst enquiries**
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

*The audio cast for the media, including presentation and Q&A will be broadcast live today from 10am CET via www.heinekeninternational.com. The presentation can be downloaded afterwards. The presentation for analysts and investors will be broadcast live via the website today from 15:00 CET. On www.heinekeninternational.com, the presentation can be monitored live, from which they can be downloaded afterwards.*

**Editorial information:**
Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name - Heineken - is available in almost every country on the globe and is the world's most valuable international premium beer brand. Heineken's aim is to be a leading brewer in each of the markets in which it operates and to have the world's most prominent brand portfolio. In 2008, Heineken operated 125 breweries in more than 70 countries and sold 162 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Maes, Murphy's, Newcastle Brown Ale, Ochota, Primus, Sagres, Star, Strongbow, Tiger and Zywiec. In 2008, revenue totalled EUR14.3 billion and Net Profit before exceptional items and amortisation was EUR1.0 billion. In 2008, the average number of people employed was 56,208. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

## Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

**Introduction**
This report contains the half-year financial report of Heineken Holding N.V., headquartered in Amsterdam, the Netherlands.

The half-year financial report for the six months ending 30 June 2009 consists of the management report; the statement of the Board of Directors; and the condensed consolidated interim financial statements.

**Report of the Board of Directors**
Heineken Holding N.V. has a 50.005% interest in the issued share capital (being 50.133% of the outstandingshare capital) of Heineken N.V. Standing at the head of the Heineken group, Heineken Holding N.V. is not an ordinary holding company. Since its formation in 1952, Heineken Holding N.V.'s object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related enterprise. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board. Because Heineken N.V. manages the Heineken group companies, Heineken Holding N.V., unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding N.V. engages in no operational activities and employs no staff.

Information regarding the developments during the financial half year 2009 of Heineken N.V. and its related companies, and the material risks Heineken N.V. is facing is given in Heineken N.V.'s half year report.

Pursuant to Article 5:25d Paragraph 4 Dutch Financial Markets Supervision Act ("Wet op het financieel toezicht") we mention that Heineken Holding N.V.'s half year report has not been audited nor reviewed.

**Statement of the Board of Directors**

Statement ex Article 5:25d Paragraph 2 sub c Dutch Financial Markets Supervision Act ("Wet op het financieel toezicht")

To our knowledge:

1. the condensed consolidated half-year financial statements for the six month period ended 30 June 2009, which have been prepared in accordance with IAS 34 interim financial reporting, give a true and fair view of the assets, liabilities, financial position, and profit of Heineken Holding N.V. and the undertakings included in the consolidation as a whole;
2. the management report of the Board of Directors for the six month period ended 30 June 2009 includes a fair review of the information required pursuant to article 5:25d paragraphs 8 and 9 of the Dutch Financial Markets Supervision Act ("Wet op het financieel toezicht").

**Board of Directors**
M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

Amsterdam, 25 August 2009

## Condensed consolidated interim financial statements for the six months period ended 30 June 2009

Contents

**Condensed consolidated interim income statement of Heineken Holding N.V. ***

**For the six months period ended 30 June**

| *In millions of EUR* | Note | 2009 | 2008 |
|---|---|---|---|
| **Revenue** | 4 | **7,147** | **6,411** |
| **Other income** | 4 | **10** | **14** |
| Raw materials, consumables and services | 6 | 4,669 | 4,203 |
| Personnel expenses | | 1,188 | 1,122 |
| Amortisation, depreciation and impairments | | 440 | 378 |
| **Total expenses** | | **6,297** | **5,703** |
| **Results from operating activities** | 4 | **860** | **722** |
| Interest income | 7 | 30 | 31 |
| Interest expenses | 7 | (294) | (141) |
| Other net finance (expenses)/ income | 8 | 68 | (23) |
| **Net finance expenses** | | **(196)** | **(133)** |
| Share of profit of associates and joint ventures, and impairments thereof (net of income tax) | | 65 | 50 |
| **Profit before income tax** | | **729** | **639** |
| Income tax expenses | 9 | (174) | (165) |
| **Profit** | | **555** | **474** |
| Attributable to: | | | |
| Equity holders of Heineken Holding N.V. (net profit) | | 245 | 204 |
| Minority interests in Heineken N.V. | | 244 | 203 |
| Minority interests in Heineken N.V. group companies | | 66 | 67 |
| **Profit** | | **555** | **474** |

| | | | |
|---|---|---|---|
| Number of issued shares | 14 | 245,011,848 | 245,011,848 |
| Number of outstanding shares | 14 | 245,011,848 | 245,011,848 |
| Basic earnings per share (EUR) | | 1.00 | 0.83 |
| Diluted earnings per share (EUR) | | 1.00 | 0.83 |

* Unaudited

**Condensed consolidated interim statement of comprehensive income of Heineken Holding N.V. ***

| **For the six months period ended 30 June**<br>*In millions of EUR* | **Note** | **2009** | **2008** |
|---|---|---|---|
| **Profit** | | **555** | **474** |
| **Other comprehensive income:** | | | |
| Foreign currency translation differences for foreign operations | | 183 | (65) |
| Effective portion of change in fair value of cash flow hedge | | (61) | 76 |
| Effective portion of cash flow hedges transferred to the income statement | | 1 | (47) |
| Ineffective portion of cash flow hedges transferred to the income statement | | 6 | - |
| Net change in fair value available-for-sale investments | | 14 | (9) |
| Share of other comprehensive income of associates/joint ventures | | 19 | (15) |
| **Other comprehensive income, net of tax** | 13 | **162** | **(60)** |
| **Total comprehensive income** | | **717** | **414** |
| Attributable to: | | | |
| Equity holders of Heineken Holding N.V. | | 326 | 178 |
| Minority interests in Heineken N.V. | | 325 | 177 |
| Minority interest | | 66 | 59 |
| **Total comprehensive income** | | **717** | **414** |

*Unaudited

**Condensed consolidated interim statement of financial position of Heineken Holding N.V. ***

| **As at**<br>*In millions of EUR* | **Note** | **30 June 2009** | **31 December 2008** |
|---|---|---|---|
| **Assets** | | | |
| Property, plant & equipment | 10 | 6,197 | 6,314 |
| Intangible assets | 11 | 7,314 | 7,109 |
| Investments in associates and joint ventures | | 1,325 | 1,145 |
| Other investments | | 608 | 641 |
| Advances to customers | | 357 | 346 |
| Deferred tax assets | | 294 | 259 |
| **Total non-current assets** | | **16,095** | **15,814** |
| Inventories | | 1,311 | 1,246 |
| Other investments | | 10 | 14 |
| Trade and other receivables | | 2,956 | 2,504 |
| Prepayments and accrued income | | 159 | 231 |
| Cash and cash equivalents | | 466 | 698 |
| Assets classified as held for sale | | 62 | 56 |
| **Total current assets** | | **4,964** | **4,749** |
| **Total assets** | | **21,059** | **20,563** |
| **Equity** | | | |
| Share capital | | 392 | 392 |
| Reserves | | 70 | (17) |
| Retained earnings | | 2,019 | 1,866 |
| **Equity attributable to the equity holders of Heineken Holding N.V.** | 14 | **2,481** | **2,241** |
| Minority interests in Heineken N.V. | | 2,468 | 2,230 |
| Minority interests in Heineken N.V. group companies | | 279 | 281 |
| **Total equity** | | **5,228** | **4,752** |
| **Liabilities** | | | |
| Loans and borrowings | 15 | 7,833 | 9,084 |
| Employee benefits | | 637 | 688 |
| Provisions | 16 | 353 | 344 |
| Deferred tax liabilities | | 607 | 637 |
| **Total non-current liabilities** | | **9,430** | **10,753** |
| Bank overdrafts | | 104 | 94 |
| Loans and borrowings | 15 | 1,838 | 875 |
| Trade and other payables | | 4,188 | 3,846 |
| Tax liabilities | | 136 | 85 |
| Provisions | 16 | 135 | 158 |
| **Total current liabilities** | | **6,401** | **5,058** |
| **Total liabilities** | | **15,831** | **15,811** |
| ***Total equity and liabilities*** | | **21,059** | **20,563** |

*Unaudited

## Condensed consolidated interim statement of cash flows of Heineken Holding N.V. *

| For the six months period ended 30 June<br>*In millions of EUR* | Note | 2009 | 2008 |
|---|---|---|---|
| **Operating activities** | | | |
| Profit | | 555 | 474 |
| Adjustments for: | | | |
| Amortisation, depreciation and impairments | | 440 | 378 |
| Net interest (income)/expenses | 7 | 264 | 110 |
| Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates | | (10) | (14) |
| Investment income and share of profit of associates and joint ventures | | (71) | (51) |
| Income tax expenses | 9 | 174 | 165 |
| Other non-cash items | | 30 | 19 |
| **Cash flow from operations before changes in working capital and provisions** | | **1,382** | **1,081** |
| Change in inventories | | (67) | (289) |
| Change in trade and other receivables | | (424) | (1,003) |
| Change in trade and other payables | | 252 | 910 |
| ***Total change in working capital*** | | **(239)** | **(382)** |
| Change in provisions and employee benefits | | (102) | (104) |
| **Cash flow from operations** | | **1,041** | **595** |
| Interest paid & received | | (237) | (80) |
| Dividend received | | 48 | 45 |
| Income taxes paid | | (117) | (128) |
| **Cash flow used for interest, dividend and income tax** | | **(306)** | **(163)** |
| **Cash flow from operating activities** | | **735** | **432** |
| **Investing activities** | | | |
| Proceeds from sale of property, plant & equipment and intangible assets | | 43 | 28 |
| Purchase of property, plant & equipment | 10 | (345) | (572) |
| Purchase of intangible assets | 11 | (11) | (112) |
| Loans issued to customers and other investments | | (70) | (94) |
| Repayment on loans to customers | | 31 | 170 |
| **Cash flow used in operational investing activities** | | **(352)** | **(580)** |
| ***Free operating cash flow*** | | ***383*** | ***(148)*** |
| Acquisition of subsidiaries and minority interests, net of cash acquired | 5 | (56) | (3,266) |
| Acquisition of associates, joint ventures and other investments | | (57) | (81) |
| Disposal of associates, joint ventures and other investments | | 7 | 52 |
| ***Cash flow used for acquisitions and disposals*** | | **(106)** | **(3,295)** |
| **Cash flow used in investing activities** | | **(458)** | **(3,875)** |

*Unaudited

**Condensed consolidated interim statement of cash flows – continued ***

| For the six months period ended 30 June<br>*In millions of EUR* | 2009 | 2008 |
|---|---|---|
| **Financing activities** | | |
| Proceeds from loans and borrowings | 1,532 | 5,286 |
| Repayment of loans and borrowings | (1,857) | (1,534) |
| Dividends paid | (236) | (293) |
| Purchase own shares by Heineken N.V. | (10) | (11) |
| Other | 24 | 72 |
| **Cash flow from / (used in) financing activities** | **(547)** | **3,520** |
| | | |
| **Net Cash Flow** | **(270)** | 77 |
| | | |
| Cash and cash equivalents as at 1 January | 604 | 309 |
| Effect of movements in exchange rates | 28 | (29) |
| **Cash and cash equivalents as at 30 June** | **362** | 357 |

*Unaudited

## Condensed consolidated interim statement of changes in equity of Heineken Holding N.V. *

*In millions of EUR*

| | Note | Share capital | Translation reserve | Hedging reserve | Fair value reserve | Other legal reserves | Retained earnings | Equity** | Minority interests in Heineken N.V. | Minority interests in Heineken N.V. group companies | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Balance as at 1 January 2008** | | **392** | **4** | **22** | **49** | **286** | **1,954** | **2,707** | **2,697** | **307** | **5,711** |
| Other comprehensive income | 13 | - | (37) | 16 | (5) | (3) | 3 | (26) | (26) | (8) | (60) |
| Profit | | - | - | - | - | 27 | 177 | 204 | 203 | 67 | 474 |
| **Total comprehensive income** | | - | **(37)** | **16** | **(5)** | **24** | **180** | **178** | **177** | **59** | **414** |
| Transfer to retained earnings | | - | - | - | - | (14) | 14 | - | - | - | - |
| Dividends to shareholders | | - | - | - | - | - | (113) | (113) | (112) | (99) | (324) |
| Purchase minority shares | | - | - | - | - | - | - | - | - | 13 | 13 |
| Purchase own shares by Heineken N.V. | | - | - | - | - | - | (6) | (6) | (5) | - | (11) |
| Share-based payments by Heineken N.V. | | - | - | - | - | - | 1 | 1 | 1 | - | 2 |
| Changes in consolidation | | - | - | - | - | - | - | - | - | 4 | 4 |
| **Balance as at 30 June 2008** | | **392** | **(33)** | **38** | **44** | **296** | **2,030** | **2,767** | **2,758** | **284** | **5,809** |
| | | | | | | | | | | | |
| **Balance as at 1 January 2009** | | **392** | **(298)** | **(61)** | **44** | **298** | **1,866** | **2,241** | **2,230** | **281** | **4,752** |
| Other comprehensive income | 13 | - | 101 | (27) | 7 | - | - | 81 | 81 | - | 162 |
| Profit | | - | - | - | - | 38 | 207 | 245 | 244 | 66 | 555 |
| **Total comprehensive income** | | - | **101** | **(27)** | **7** | **38** | **207** | **326** | **325** | **66** | **717** |
| Transfer to retained earnings | | - | - | - | - | (32) | 32 | - | - | - | - |
| Dividends to shareholders | | - | - | - | - | - | (84) | (84) | (83) | (64) | (231) |
| Purchase own shares by Heineken N.V. | | - | - | - | - | - | (4) | (4) | (6) | - | (10) |
| Own shares granted by Heineken N.V. | | | | | | | - | - | - | | - |
| Share-based payments by Heineken N.V. | | - | - | - | - | - | 2 | 2 | 2 | - | 4 |
| Changes in consolidation | | - | - | - | - | - | - | - | - | (4) | (4) |
| **Balance as at 30 June 2009** | | **392** | **(197)** | **(88)** | **51** | **304** | **2,019** | **2,481** | **2,468** | **279** | **5,228** |

*Unaudited, ** Equity attributable to equity holders of Heineken Holding N.V.

## Notes to the condensed consolidated interim financial statements

### 1 Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the Company as at and for the six months period ended 30 June 2009 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in Joint Ventures and associates.

The consolidated financial statements of Heineken Holding N.V. as at and for the year ended 31 December 2008 are available upon request from the Company's registered office at Tweede Weteringplantsoen 5, Amsterdam or at www.heinekeninternational.com/heinekenholdinghoofdpagina.aspx

### 2 Basis of preparation

**(a) Statement of compliance**

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 'Interim Financial Reporting' as endorsed by the EU. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of Heineken Holding N.V. as at and for the year ended 31 December 2008.

These condensed consolidated interim financial statements were approved by the Board of Directors of the Company on 25 August 2009.

**(b) Functional and presentation currency**

These consolidated financial statements are presented in euros, which is the Company's functional currency. All financial information presented in euros has been rounded to the nearest million unless stated otherwise.

**(c) Use of estimates**

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying Heineken Holding N.V.'s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2008.

### 3 Significant accounting policies

**(a) General**

Except as described below, the accounting policies applied by Heineken Holding N.V. in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2008.

## Notes to the condensed consolidated interim financial statements

**(b) Change in accounting policies**

***Borrowing costs***

In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, are capitalised as part of the cost of that asset. Previously all borrowing costs were immediately recognised as an expense. This change in accounting policy was due to the prospective adoption of IAS 23 Revised (refer to 4(c)) in accordance with the transitional provisions of that standard; comparative figures have not been restated. The change in accounting policy had no material impact on assets, profit or earnings per share for the six months period ended 30 June 2009.

***Amendments to IAS 1 'presentation of financial statements'***

The amendment introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners. The revised IAS 1 constitutes a change on the presentation of the consolidated financial statements. The Company provides total comprehensive income in an income statement and a separate statement of comprehensive income and this has been applied in these condensed interim consolidated financial statements as of and for the six months period ended 30 June 2009. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since IAS 1 revised only impacts presentation aspects, there is no impact on earnings per share.

***Other standards and interpretations***

Other standards and interpretations effective from 1 January 2009 did not have a significant impact on the Company.

**(c) Taxes**

Income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for tax exempt income or non-deductible expenses.

**(d) Financial risk management**

The aspects of Heineken N.V.'s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended 31 December 2008.

**4. Segment reporting of Heineken Holding N.V**

**For the six months period ended 30 June**

| | Note | Western Europe | | Central and Eastern Europe | | Africa and the Middle East | | The Americas | | Asia Pacific | | Heineken N.V. Head Office / Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *In millions of EUR* | | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| **Revenue** | | 4,090 | 3,372 | 1,517 | 1,761 | 920 | 753 | 791 | 749 | 141 | 127 | (312) | (351) | 7,147 | 6,411 |
| Other income | | 4 | 2 | 6 | 4 | - | 8 | - | - | - | - | - | - | 10 | 14 |
| **Results from operating activities** | | 300 | 299 | 152 | 167 | 250 | 196 | 97 | 85 | 35 | 19 | 26 | (44) | 860 | 722 |
| Net finance expenses | | | | | | | | | | | | | | (196) | (133) |
| Share of profit of associates and joint ventures and impairments thereof | | (1) | (12) | 1 | 5 | 9 | 11 | 34 | 25 | 22 | 21 | - | - | 65 | 50 |
| Income tax expenses | | | | | | | | | | | | | | (174) | (165) |
| **Profit** | | | | | | | | | | | | | | 555 | 474 |
| **EBIT** | | 299 | 287 | 153 | 172 | 259 | 207 | 131 | 110 | 57 | 40 | 26 | (44) | 925 | 772 |
| eia | 12 | 62 | 73 | 6 | 5 | - | (1) | - | (1) | - | - | - | 77 | 68 | 153 |
| **EBIT (beia)** | | 361 | 360 | 159 | 177 | 259 | 206 | 131 | 109 | 57 | 40 | 26 | 33 | 993 | 925 |
| **Assets** | | 12,398 | 12,734 | 5,075 | 5,978 | 1,955 | 1,717 | 1,514 | 899 | 592 | 950 | (656) | 269 | 20,878 | 22,547 |
| Unallocated assets | | | | | | | | | | | | | | 181 | 292 |
| **Total assets** | | | | | | | | | | | | | | 21,059 | 22,839 |

***Seasonality***

The performance of the Group is subject to seasonal fluctuations as a result of weather conditions. The Group's full year results and volumes are dependent on the performance in the peak-selling season (May-August), typically resulting in higher revenue and profitability in the second half year for the regions Western Europe, Central and Eastern Europe and Americas.

## 5. Acquisitions and disposals of subsidiaries and minority interests

***Provisional accounting Scottish & Newcastle ('S&N') acquisition in 2008***

In the consolidated financial statements as at and for the year ended 2008, the fair values of assets and liabilities of the acquisition of Scottish & Newcastle ('S&N') were determined on a provisional basis.

The purchase price adjustments of S&N have been finalised (except for the purchase price and the shareholdings in India, refer to comments below) with some changes compared to the provisional values. The main change concerns a decrease of the deferred tax liabilities of EUR40 million due to the fact that S&N received certainty that part of the pre-acquisition losses will be available for utilisation in the future, which can be offset against deferred tax liabilities already included in the opening balance. Given the fact that the amount is considered not significant on the balance sheet total, the comparatives have not been restated.

With respect to the purchase price, the final settlement with the consortium partner Carlsberg has not yet been completed and is further explained in note 17 Contingencies.
In March 2008, the joint venture partners of Heineken in United Breweries Limited (UBL) filed legal proceedings in India against various Scottish & Newcastle, Heineken and Carlsberg entities claiming that the rights enjoyed by Scottish & Newcastle India Private Limited (the entity through which Heineken holds its investment in UBL) in a shareholders agreement relating to UBL and the Articles of Association of UBL are personal to S&N and do not survive the takeover of S&N by Sunrise Acquisitions Limited in April 2008. Since this date, the joint venture partners and UBL itself have effectively excluded Heineken from the management of UBL and restricted the scope of the financial information previously available to Scottish & Newcastle. The latter is also applicable for Heineken's 50% share in Millenium Alcobev Private Limited (MAPL) in which UBL also has a 50% share. At year-end the share price of UBL has been used for impairment testing. Since that date no information, other than the public Indian GAAP information has been made available to Heineken. Consequently, the purchase price adjustments have not been finalized and the results included are based on the latest publicly available information.

***Provisional accounting other acquisitions in 2008***

For the other acquisitions during the first six months of 2008 (United Serbian Breweries, Bere Mures, Sierra Leone, Tango and SNBG), the purchase price adjustments have been finalised without significant changes.

***Acquisitions in HY 2009***

During the six months ended 30 June 2009, two minor acquisitions occurred within the UK and Egypt. The total investment for these two acquisitions was EUR56 million. Total goodwill on these acquisitions amounts to EUR13 million. These acquisitions both individually and in aggregate are deemed immaterial in respect of IFRS disclosure requirements.

## 6. Raw materials, consumables and services

| *In millions of EUR* | **2009** | **2008** |
|---|---|---|
| Raw materials | 581 | 581 |
| Non-returnable packaging | 883 | 873 |
| Goods for resale | 1,112 | 819 |
| Inventory movements | (158) | (130) |
| Marketing and selling expenses | 839 | 798 |
| Transport expenses | 490 | 404 |
| Energy and water | 166 | 158 |
| Repair and maintenance | 151 | 133 |
| Other expenses | 605 | 567 |
| | **4,669** | **4,203** |

**Notes to the condensed consolidated interim financial statements**

7. **Interest income and expense**
Interest income and expenses amount to a net expense of EUR264 million, mostly due to higher consolidated net debt for the first six months resulting from the 2008 acquisitions.

8. **Other net finance costs**
The other net finance costs include the (total) book gain of EUR84 million on the purchase of Globe bonds (S&N Pub Enterprises). This amount is treated as an exceptional item below EBIT. Refer to note 15 for further explanation.

9. **Income tax expense**
The Group's consolidated effective tax rate in respect of continuing operations for the six months ended 30 June 2009 was 26.2% (for the six months period ended 30 June 2008: 28.0%).

10. **Property, plant and equipment**
*Acquisitions*
During the six months ended 30 June 2009 the Group acquired assets with a cost of EUR320 million (six months ended 30 June 2008: EUR2,353 million).

*Capital commitments*
During the six months ended 30 June 2009 the Group entered into contracts to purchase property, plant and equipment for EUR231 million (six months ended 30 June 2008: EUR236 million).

11. **Intangible assets**
***Impairment tests for cash-generating units containing goodwill***
A review of the impairment triggers has been performed as at 30 June 2009. Based on this review, an impairment test was not considered necessary. Annual impairment tests are performed in December of each year.

12. **EBIT and EBIT(beia)**
EBIT is defined as earnings before interest and taxes and net finance expenses. EBIT (beia) is defined as earnings before interest and taxes and net finance expenses, before exceptional items and amortisation of brands and customer relationships. EBIT (beia) is a non-GAAP measurement and is used by management for internal purposes and press releases only and not for IFRS purposes.

Exceptional items are defined as items of income and expense of such size, nature or incidence, that in view of management their disclosure is relevant to explain the performance of Heineken for the period.

Exceptional items for the six months ended 30 June 2009 on EBIT level amounted to EUR29 million (six months ended 30 June 2008: EUR134 million), mainly relating to Heineken N.V.'s Fit to Fight (F2F) in the UK. The amortisation of brands and customer relationships amounted to EUR39 million (six months ended 30 June 2008: EUR19 million).

## Notes to the condensed consolidated interim financial statements

### 13. Tax effects relating to each component of other comprehensive income

| In millions of EUR | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| **Other comprehensive income:** | **Amount before tax** | **Tax** | **Amount net of tax** | **Amount before tax** | **Tax** | **Amount net of tax** |
| Foreign currency translation differences for foreign operations | 183 | - | 183 | (65) | - | (65) |
| Effective portion of changes in fair value of cash flow hedge | (82) | 21 | (61) | 101 | (25) | 76 |
| Effective portion of cash flow hedges transferred to the income statement | 1 | - | 1 | (59) | 12 | (47) |
| Ineffective portion of cash flow hedges transferred to the income statement | 8 | (2) | 6 | - | - | - |
| Net change in fair value available-for-sale investments | 14 | - | 14 | (9) | - | (9) |
| Share of other comprehensive income of associates | 19 | - | 19 | (15) | - | (15) |
| **Total other comprehensive income** | **143** | **19** | **162** | **(47)** | **(13)** | **(60)** |

### 14. Equity

***Dividends***

The following dividends were declared and paid by Heineken Holding N.V.:

| *In millions of EUR* | **2009** | **2008** |
|---|---|---|
| Final dividend previous year EUR 0.34, respectively EUR 0.46 per qualifying ordinary share | 84 | 113 |
| **Total dividend declared and paid** | **84** | **113** |

After the balance sheet date the Board of Directors proposed the following dividends. These interim dividends have not been provided for.

| *In millions of EUR* | **2009** | **2008** |
|---|---|---|
| EUR 0.25 per qualifying ordinary share (2008: EUR 0.28) | 61 | 69 |

## Notes to the condensed consolidated interim financial statements

### 15. Loans and borrowings

| *In millions of EUR* | 30 June 2009 | 31 Dec 2008 |
|---|---|---|
| Non-current interest-bearing liabilities | 7,339 | 8,675 |
| Non-current non-interest-bearing liabilities | 494 | 409 |
| **Total** | 7,833 | 9,084 |
| | | |
| Current portion of non-current interest-bearing liabilities | 1,476 | 527 |
| Deposits from third parties | 362 | 348 |
| **Total** | 1,838 | 875 |

In February 2009, Heineken N.V. placed 6-year Sterling Notes for a principal amount of GBP400 million with a coupon of 7.25%. These Notes were issued under its European Medium Term Note Programme. The Notes are listed on the Luxemburg Stock Exchange.

The proceeds of the offering have been used to partially refinance bank credit facilities related to the Scottish & Newcastle acquisition and for general corporate purposes.
Most of the proceeds have been swapped into fixed-rate Euro, with an effective interest rate below 7%.

In March 2009, Heineken N.V. placed 5-year Euro Notes for a principal amount of EUR1 billion with a coupon of 7.125%. These Notes have been issued under the EMTN Programme and are listed on the Luxembourg Stock Exchange. The proceeds of these notes have been used to partially refinance bank credit facilities related to the Scottish & Newcastle acquisition and for general corporate purposes.

In May 2009 Heineken acquired a further 55.6% of Class A1 Notes representing a face value of GBP111.2 million issued by Globe Pub Issuer plc ('Globe'). In addition, Heineken acquired 31.6% of Class B1 Notes issued by Globe, representing a face value of GBP18 million, and a 21.7% participation in the syndicated bank debt (being GBP50 million out of an aggregate of GBP230 million).

These additional purchases follow Heineken's initial acquisition of 30.1% of Class A1 Notes issued by Globe, representing a face value of GBP60.2 million, on 17 April 2009. Heineken therefore now owns a total of 85.7% of the Class A1 Notes. In addition, Heineken has assumed the economic interest of the counterparty of Globe Pub Management Limited in a swap transaction. The swap was entered in 2006, when the floating interest rate in relation to the syndicated bank debt was swapped for a fixed interest rate.

Heineken has purchased the Notes and syndicated bank debt at a substantial discount to face value. As Globe is part of the Group as per 28 April 2008, the net debt of Globe is included in the consolidated balance sheet of the Group and therefore, the acquisition of debt of Globe at a discount, results in a reduction of the Group's total net debt position and a realisation of a net book gain as explained in note 8.

On 17 February 2009, Heineken N.V. obtained a fully committed two-year stand-by revolving credit facility of EUR250 million, subsequently increased to EUR375 million after syndication. In April 2009, an additional fully committed two-year stand-by revolving credit facility of EUR150 million was obtained.

### 16. Provisions

***Restructuring***

The provision for restructuring mainly relates to restructuring programmes in The Netherlands, France, Spain and the UK.

***Other provisions***

Other provisions consist of, amongst others, provisions formed for onerous contracts, surety provided, litigation and claims, and environmental provisions.

## Notes to the condensed consolidated interim financial statements

### 17. Contingencies

***Netherlands***

Heineken is involved in an antitrust case initiated by the European Commission for alleged violations of the European Union competition laws. By decision of 18 April 2007 the European Commission stated that Heineken and other brewers operating in the Netherlands, restricted competition in the Dutch market during the period 1996-1999. This decision follows an investigation by the European Commission that commenced in March 2000. Heineken fully cooperated with the authorities in this investigation. As a result of its decision, the European Commission has imposed a fine on Heineken of EUR219 million in 2007.

All cartel decisions by the European Commission may be appealed against before the European Court of First Instance and then before the Court of Justice of the European Communities in Luxembourg. These two courts are empowered to annul decisions in whole or in part and to reduce or increase fines, where this is deemed appropriate.

On 4 July 2007 Heineken filed an appeal with the European Court of First Instance against the decision of the European Commission as Heineken disagrees with the findings of the European Commission. Pending appeal, Heineken was obliged to pay the fine to the European Commission. This imposed fine was paid in 2007 and was treated as an expense in the 2007 Annual Report.

The European Commission filed its defence on 22 November 2007. Heineken has filed its statement of reply in March 2008. The European Commission has filed its reply by rejoinder in May 2008, Heineken is entitled to request for oral pleadings before the court. A final decision by the European Court is expected thereafter.

***Carlsberg***

The consideration paid (purchase price) for the acquisition of S&N is subject to change as, in line with the consortium agreement, the final net debt settlement is being discussed between the consortium partners. Given that the outcome is not virtually certain it would be impracticable to estimate the financial effects of the net debt settlement.

### 18 Related party transactions

Heineken Holding N.V. has related party relationships with its Board of Directors, the Executive Board and Supervisory Board of Heineken N.V., L'Arche Green N.V., associates and joint ventures. Transactions with associates and joint ventures are conducted on terms comparable to transactions with third parties. The related party transactions in the first six months period ended 30 June 2009 do in substance not deviate from the transactions as reflected in the financial statements as at and for the year ended 31 December 2008.

### 19. Subsequent events

There are no significant subsequent events to report.

**Board of Directors**

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

Amsterdam, 25 August 2009

## Glossary

**Beia**
Before exceptional items and amortization of brands and customer relationships.

**Cash conversion ratio**
Free operating cash flow/Net profit (beia) before deduction of minority interests.

**Depletions**
Sales by distributors to the retail trade.

**Dividend payout**
Proposed dividend as percentage of net profit (beia).

**Earnings per share**
*Basic*
Net profit divided by the weighted average number of shares – basic – during the year.
*Diluted*
Net profit divided by the weighted average number of shares – diluted – during the year

**EBIT**
Earnings before interest, taxes and net finance expenses.

**EBITDA**
Earnings before interest, taxes, net finance expenses, depreciation and amortisation.

**Effective tax rate**
Income tax expenses divided by profit before income tax excluding share of profit of associates and joint ventures (including impairments thereof).

**Fit2Fight**
Completed cost saving programme reduced the fixed cost base in 2008 versus 2005 by EUR 469 million.

*Fixed costs ratio*
Fixed costs as a percentage of revenue.

**Free operating cash flow**
This represents the total of cash flow from operating activities, and cash flow from operational investing activities.

**Net debt**
Non-current and current interest-bearing loans and borrowings and bank overdrafts less investments held for trading and cash.

**Net debt/EBITDA (beia) ratio**
The ratio is based on a twelve month rolling calculation for EBITDA (beia).

**Net profit**
Profit after deduction of minority interests (profit attributable to equity holders of the Company).

**Organic growth**
Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and customer relationships and changes in accounting policies.

**Organic volume growth**
Increase in consolidated volume, excluding the effect of the first time consolidation of acquisitions.

**Profit**
Total profit of the Group before deduction of minority interests.

**®**
All brand names mentioned in this report, including those brand names not marked by an ®, represent registered trade marks and are legally protected.

**Region**
A region is defined as Heineken's managerial classification of countries into geographical units.

**Revenue**
Net realised sales proceeds in Euros.

**Total Cost Management Programme (TCM)**
TCM is a 3-year cost reduction programme covering the period 2009-11. All initiatives are clustered in four business streams: Supply Chain, Commerce, Wholesale and Others.

**Top-line growth**
Growth in net revenue.

**Volume**
*Amstel® volume*
The group beer volume of the Amstel brand.
*Consolidated beer volume (excluding Joint Ventures)*
100 per cent of beer volume produced and sold by fully consolidated companies excluding the beer volume brewed and sold by joint venture companies.
*Group beer volume*
The part of the total Group volume that relates to beer.
*Heineken® volume*
The Group beer volume of the Heineken brand.
*Heineken® volume in premium segment*
The Group beer volume of the Heineken brand in the premium segment (Heineken volume in the Netherlands is excluded).
*Total beer volume*
The Group beer volume in a country.
*Total group volume*
100 per cent of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.

**Weighted average number of shares**
*Basic*
Weighted average number of issued shares adjusted for the weighted average of own shares purchased in the year.
*Diluted*
Weighted average number of basic shares after adjustment for the effects of all dilutive own shares purchased.